October 1, 2024

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

       Re: Serve Robotics Inc.
           Registration Statement on Form S-3
           Filed September 27, 2024
           File No. 333-282389
Dear Ali Kashani:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing